9704 Medical Center Drive Rockville, MD 20850

December 1, 2016

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4546
100 F Street, N.E.
Washington, D.C. 20549

Re:    MacroGenics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Quarterly Period Ended September 30, 2016
Filed November 2, 2016
File No. 001-36112

Dear Mr. Rosenberg:

Set forth below is MacroGenics’ (the “Company”) response to your letter dated November 22, 2016 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Form 10-Q for the quarterly period ended September 30, 2016. For ease of reference, the text of the comment is reproduced in italics immediately preceding our response.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note 9 - Collaboration and Other Arrangements - Janssen Biotech, page F-19

1.
Your collaboration and license agreement with Janssen for the development and commercialization of MGD011, which was filed as Exhibit 10.25 to your Form 10-K/A for the year ended December 31, 2014, describes your participation on a Joint Steering Committee whose responsibilities appear to extend into the late stage clinical and commercialization phases of development. Please explain to us your consideration of your participation on this committee when identifying the deliverables in your collaboration agreement and how this impacted your determination of the units of account.

Response:

The collaboration and license agreement with Janssen regarding MGD011 is a complex arrangement that primarily consists of two main components, namely: (a) completion by MacroGenics of pre-clinical activities and filing of an Investigational New Drug application with the FDA and (b) the grant of an exclusive license to Janssen along with transfer of the program. As part of our review of the MGD011 agreement, management reviewed their participation on a Joint Steering Committee (JSC) as a potential deliverable or separate unit of accounting under the agreement.

This JSC was designed to provide an efficient information-sharing mechanism, but, as described in greater detail below, substantive decision-making rights are primarily held by Janssen. In addition, in accordance with section 2.1(f), the JSC is designed to dissolve before product commercialization if neither the co-funding option nor the co-promotion option are exercised.

In accordance with section 2.1(e) of the agreement, Janssen will designate the chairperson of the JSC.

In addition, according to section 2.5 of the agreement, Janssen has final decision-making authority with respect to any matter related to the development or commercialization of product under the agreement. The only exceptions are to ensure that Janssen may not use this mechanism to override other contractual provisions. Specifically, Janssen may not exercise such final decision-making authority to: (i) expand its rights or MacroGenics’ obligations or reduce its obligations and MacroGenics’ rights under the agreement, (ii) determine that they have fulfilled all obligations or MacroGenics’ has breached its obligations under the agreement, (iii) make any decision that is expressly stated to require MacroGenics’ approval or agreement or the approval or agreement of both parties, or (iv) resolve any dispute regarding whether a milestone event has been achieved or the amount of any royalties, profit sharing payments, or other payments owed by one party to the other party.

It should be noted that participation on the JSC is a right, not an obligation and was not a substantive bargained-for element of our arrangement with Janssen.

For the reasons listed above, management determined that participation on the JSC would not be considered as a substantive deliverable under the agreement with Janssen.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Consolidated Financial Statements
Note 5 - Collaboration and Other Agreements - Janssen Biotech

2.
With respect to the Janssen collaboration and license agreement entered into during May of 2016 for the development and commercialization of MGD015, you disclose that the total arrangement consideration was allocated to the license and R&D services using the best estimate of relative selling price method. Please clarify whether your performance obligations related to the R&D services have been fully completed. If not, please explain your basis for recognizing the entire upfront payment of $75 million during the reporting period.

Response:

As a part of our review of the MGD015 agreement with Janssen, management identified two deliverables: a) delivery of the exclusive license to develop and commercialize MGD015 in the licensed territory; and b) research and development activities during the pre-clinical development period.

Management determined that both of these deliverables had standalone value and therefore were separated for the purposes of revenue recognition. It was determined that MacroGenics would allocate total arrangement consideration to each of these deliverables using the relative-selling-price method in accordance with ASC 605-25.

The total arrangement consideration related to the two deliverables includes the $75 million upfront payment and future amounts to be paid by Janssen related to the research and development activities, which are estimated to approximate the selling price of those services (approximately $1 million). Therefore, the revenue associated with the license fee ($75 million) was recognized upon delivery of the license to Janssen. Revenue related to the research and development services will be recognized as those services are provided, separately from the license fee.

Performance obligations under the MGD015 agreement have not yet been completed and are being paid for as services are performed. These services are currently expected to be completed on or about December 31, 2016.

If you have any further questions or comments, or if you require any additional information, please contact me by telephone at (301) 354-2681 or by email at karrelsj@macrogenics.com.

Sincerely,

/s/ James Karrels
James Karrels
Senior Vice President and Chief Financial Officer

cc:    Angela Connell, Accounting Branch Chief, U.S. Securities and Exchange Commission
Jacob Luxenburg, Staff Accountant, U.S. Securities and Exchange Commission
Scott Koenig, M.D., Ph.D., President and Chief Executive Officer
Atul Saran, Senior Vice President and General Counsel
Lynn Cilinski, Vice President and Controller